File No. 82-763

SVENSKA CELLULOSA
AKTIEBOLAGET SCA (publ)
Communications
& Investor Relations
Box 7827
SE-103 97 STOCKHOLM
Sweden
Tel +46 8-788 51 00
Fax +46 8-678 81 30
www.sca.com

| | |
|---|---|
| Date | 31 January 2007 |
| Company | Securities and Exchange Commission |
| Fax no | + 1 202 772 92 07 |
| To | Special Counsel/Office of International Corporate Finance |
| From | Bodil Eriksson, Senior VP Communications & Investor Relations |
| No of pages (inclusive) | 2 |

07020682

SCA

PROCESSED

FEB 0 2 2007

THOMSON FINANCIAL

SUPPL

**Re: Svenska Cellulosa Aktiebolaget SCA**
**Rule 12g3-2 (b) Exemption**
File No. 82-763

Dear Sirs,

On behalf of Svenska Cellulosa Aktiebolaget SCA ("SCA"), enclosed please find a copy of today's dated press release, **Information from SCA's Nomination Committee**, which is being furnished to you pursuant to Rule 12g3-2 (b) of the Securities Exchange Act of 1934.

Please acknowledge receipt of this telefax and the enclosure by date-stamping the enclosed copy of this telefax and returning it to our messenger.

Sincerely yours,

Bodil Eriksson

/ Charlotte Lundgren

Encl.

PRESS RELEASE

**SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)**
**Communications and Investor Relations**
Box 7827, 103 97 Stockholm, Sweden
Tel +46 8 788 51 00, Fax +46 8 678 81 30
www.sca.com

SCA

# Information from SCA's Nomination Committee

Ahead of SCA's Annual General Meeting 2007, SCA's Nomination Committee has decided to propose the re-election of Board members Rolf Börjesson, Sören Gyll, Tom Hedelius, Leif Johansson, Anders Nyrén, Sverker Martin-Löf, Barbara M. Thoralfsson and Jan Åström. In addition, it is proposed that Sverker Martin-Löf be re-appointed as Chairman of the Board.

The Nomination Committee's other proposals – election of a chairman of the meeting, Board fees etc – will be presented in the notice to the Annual General Meeting.

SCA's Nomination Committee was appointed mid September 2006 and comprises:

Carl-Olof By, AB Industrivärden, and also Chairman of the Nomination Committee
Curt Källströmer, Handelsbanken's pension foundations and others
Björn Lind, SEB Fonder
Carl Rosén, Andra AP-fonden (Second Swedish National Pension Fund)
Caroline af Ugglas, Skandia Liv
Sverker Martin-Löf, Chairman of the Board of SCA

SCA's Annual General Meeting will be held Thursday 29 March, 2007, at 15.00 CET in Aula Magna, Stockholm University.

Stockholm, 31 January 2007

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations

**For further information please contact:**

Carl-Olof By, Chairman of the Nomination Committee, telephone +46 8 666 64 00